File No. 82-1264

BRIDGESTONE

BRIDGESTONE CORPORATION
10-1, KYOBASHI 1-CHOME, CHUO-KU
TOKYO 104-8340, JAPAN
Fax : 81-3-3563-6907

February 13, 2008

Office of International Corporate Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs,

We have made public on February 12, 2008, the following messages.

- Improper payments to foreign agents

In accordance with the Rule 12g 3-2(b), we herewith enclose above documents.

Sincerely,

Yoshio Neagari
Treasurer
General Manager, Investor Relations
Bridgestone Corporation

dlw 2/19

BRIDGESTONE CORPORATION
Public Relations
10-1, Kyobashi 1-chome
Chuo-ku, Tokyo 104-8340, Japan
Phone: +81-3-3563-6811
Fax: +81-3-3567-4615
URL: http://bridgestone.co.jp

FOR IMMEDIATE RELEASE
Contact: Public Relations
(03-3563-6811)

Improper payments to foreign agents

Tokyo (February 12, 2008) – Bridgestone Corporation (President: Shoshi Arakawa) announced today that during the internal inquiry being conducted by its team of external attorneys into facts related to an international cartel, it has uncovered the fact that there have been incidents of improper monetary payments to foreign agents, all or a part of which may have been provided to foreign governmental officers, and other possible forms of improper payments.

Since last May, the US Department of Justice, the European Commission, the Fair Trade Commission of Japan and other authorities have been investigating Bridgestone Corporation due to suspicions of the company being involved in international cartel activities regarding the sales of marine hoses.

Improper payments to foreign agents, which will possibly be paid to government officers and other customer representatives is a serious violation of our compliance rules. Such acts betray the confidence that customers, shareholders and business counterparts have in our company. We solemnly apologize for all such acts.

Further, if the foreign agents made payments to foreign governmental officers, there is a possibility that such acts constitute breaches of the Unfair Competition Prevention Law of Japan (law prohibiting the bribery of foreign officials). Improper payments may also violate laws in other jurisdictions. We take these facts seriously and have reported the result of our investigation conducted so far to the public prosecutors' office of Japan. We will continue to report the results of our ongoing investigation from time to time. If the public prosecutor does in fact investigate this case, we will cooperate with them fully. We have already reported such matters to the US Department of Justice and we are cooperating with their investigation, as well.

We have been able to confirm that inappropriate payments have been identified in relation to the sales of marine hose. However, as our investigation proceeds, we are

also finding similar instances in relation to other industrial products sold by Bridgestone Corporation. The investigation is continuing and could expand.

For this matter and the others, we have appointed an Investigation Committee consisting of external attorneys who have been investigating these matters to date. We intend to continue a thorough review of the facts through the Investigation Committee.

We plan to proceed with the following actions in order to prevent future violations as soon as possible.

1. Withdrawal from the marine hose business

   As a general principle, we will not take new orders. However, in order to minimize trouble to our customers, we will continue required services for those who continue to use our products and will do our best to assist such customers to change to other vendors.

2. Compliance education

   We will enhance the compliance education program given to our employees. Simultaneously, we will emphasize to each employee that compliance is his or her responsibility that must be taken with the utmost seriousness by requiring each employee of the Bridgestone group to produce a declaration that he or she has a proper understanding of the compliance rules and that a violation will not only seriously damage corporate value but will result in relevant individuals being subject to severe punishment.

3. Strengthening future violation prevention

   We will introduce a special decision-making system for bidding made through agents, which will prohibit sales departments making decisions on their own. Furthermore, we will structure an illegal action prevention system that includes, but is not limited to, a transaction monitoring system.

4. Corporate-wide organizational change and reinforcement of the internal control system

   It has been determined that the International Engineered Products Department, which was not able to avoid serious illegal acts, will be abolished. The Diversified Products Division will be reorganized combining small product sections into one larger organization, and administration, human resources and as well as the audit

system will be re-structured. The internal management audit system will be fortified in both domestic and overseas businesses.

We will take proper disciplinary action against the management and employees involved, in accordance with our internal regulations. We will decide it in a timely manner based upon the investigation report by the Investigation Committee and the decisions of authorities.

We will continue the inquiry presently being conducted by the Investigation Committee to uncover the whole picture of this incident. We will make our best efforts to establish preventive measures by taking external specialized advice in addition to that of the Investigation Committee. We will take this opportunity to speedily resolve the fundamental problems and issues of the past, and we will achieve this task through our unyielding determination to recover the confidence of all stakeholders, at as soon a date as possible.

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